UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Stanley, Inc.

(Name of Subject Company)

Stanley, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108

(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.

Senior Vice President and General Counsel

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
(703) 684-1125
Fax: (703) 682-1547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

May 7, 2010

Dear Employees,

As one of the industry leaders for technology and business process services in the U.S. federal market, Stanley must stay focused on how we can best continue to grow and serve our clients. So, I am writing to announce that, after careful consideration and extensive review, Stanley’s Board of Directors has agreed to the acquisition of Stanley by another leading end-to-end technology and business services company, CGI Group Inc. A merger agreement was signed late yesterday. We expect the acquisition to close in the third quarter of this calendar year.

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world, with 2009 revenue of $3.8 billion. CGI and its affiliated companies employ approximately 26,000 professionals who support clients worldwide from offices in the United States, Canada, Europe, and Asia Pacific. CGI has had a long-standing commitment to serving U.S. Federal customers for more than 30 years. For more information, please consult the press release on www.cgi.com for details of the transaction.

Stanley and CGI are both well-managed companies and, with this merger, I believe the combined company will be a formidable force as a systems integrator and professional services firm in the U.S. Government market. There is little overlap of customers and our offerings in biometrics, cyber security, network operations, and business process management complement those of CGI. Once the acquisition closes, Stanley will become part of CGI Federal, Inc., a wholly-owned subsidiary, which provides services to the U.S. Federal civilian, defense, healthcare, and intelligence communities. Revenue for the combined CGI Federal company will exceed $1.2 billion.

As you know, acquisitions present both opportunity and challenge. We are confident that CGI is a great fit for Stanley employees and clients. They share our commitment to mission, our absolute demand for integrity in everything we do, and our desire to always deliver excellent results to our clients. Their culture—a client-centric one built on long-term relationships—also mirrors ours.

Today, CGI will launch a microsite with company information, a library of FAQs, and other pertinent information, which will be continually updated. You will receive an e-mail soon with the URL and login details. If you have questions, you may submit them to answers@stanleyassociates.com. We are committed to sharing information and answering your questions as soon as possible. I also have attached a few questions and answers that may address some of your initial questions.

Additionally, over the coming weeks, we will host employee information sessions at major office locations and teleconference sessions to introduce you to CGI and their management team. A schedule will be communicated as soon as possible.

As always, thank you for the support and dedication you have shown to Stanley. I am very proud to have led this company over the past 20 years and am looking forward to the opportunities that this merger will provide as we move forward as a combined company.

Sincerely,

Phil Nolan

Chairman, President and CEO

Additional Information

The tender offer described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities.  At the time the tender offer for the shares of Stanley, Inc. (“Stanley”) has commenced, CGI Group Inc. (“CGI”), CGI Federal Inc., a wholly owned subsidiary of CGI (“CGI Federal”), and CGI Fairfax Corporation, a wholly owned subsidiary of CGI Federal, will file a joint tender offer statement on Schedule TO and Stanley will file a tender offer solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”).  Investors and security holders are urged to read the tender offer materials and the Solicitation/Recommendation Statement as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the tender offer materials and the Solicitation/Recommendation Statement and other documents (when available) that Stanley files with the SEC at the SEC’s website at www.sec.gov and Stanley’s website at www.stanleyassociates.com.  In addition, the tender offer Solicitation/Recommendation Statement and other documents filed by Stanley with the SEC may be obtained from Stanley free of charge by directing a request to Stanley, Inc., Attn: Investor Relations, 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

Forward Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Stanley and CGI expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Stanley’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Stanley’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.